UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13D/A





                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 7 )*
                                      -----


                               PhotoWorks, Inc.**
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                    71940B**
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                                 (CUSIP Number)



  Gary Christophersen, 1260 16th Avenue West, Seattle, WA 98119 (206) 281-1390
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 17, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**   Formerly Seattle FilmWorks, Inc. CUSIP #81257210
     (Name Change in February, 2000)
     Formerly American Passage Marketing Corporation, CUSIP #02882810 (Name Change in February, 1989)

                                 SCHEDULE 13D/A

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  CUSIP NO.  71940B                                       PAGE 2 OF 6 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gary R. Christophersen

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
 2                                                              (b) [_]

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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
            PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR(e)                                  [_]

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      CITIZENSHIP OR PLACE OR ORGANIZATION
 6
             U.S.A.
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                          SOLE VOTING POWER  92,812
                     7    This amount represents 92,812 shares of Common Stock
                          subject to purchase by Mr. Christophersen under
                          options currently exercisable and exercisable
     NUMBER OF            within 60 days of December 5, 2001.
      SHARES
                   -----------------------------------------------------------
                          SHARED VOTING POWER  1,367,803
   BENEFICIALLY      8    Mr. Christophersen holds these shares in joint
                          tenancy with his wife.
     OWNED BY      -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER  92,812
                     9    This amount represents 92,812 shares of Common Stock
    REPORTING             subject to purchase by Mr. Christophersen under
                          options currently exercisable and exercisable
                          within 60 days of December 5, 2001.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER  1,367,803
       WITH          10   Mr. Christophersen holds these shares in joint
                          tenancy with his wife.
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,615
11 (includes 92,812 shares of Common Stock subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of December 5, 2001)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
         8.08%

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      TYPE OF REPORTING PERSON*
 14     IN

===============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A
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  CUSIP NO.  71940B                                       PAGE 3 OF 6 PAGES
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                                  SCHEDULE 13D

Note: Share amounts given in this report are adjusted, where appropriate, to reflect the 2-for-1 stock split of the Issuer's Common Stock, effective March 16, 1994, the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1995, the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1996 and the 3-for-2 stock split of the Issuer's Common Stock, effective March 17, 1997.

                                  AMENDMENT #7

     This Amendment #7, to the Schedule 13D effective as of September 22, 1989, shows that Gary Christophersen's beneficial ownership of common stock (the "Common Stock") of PhotoWorks, Inc. (the "Issuer") has increased from 5.2% at September 30, 1998 to 8.08% at December 5, 2001. The change in Mr. Christophersen's beneficial ownership is due to several unrelated transactions, including: (i) the cancellation of options to purchase 33,750 shares of Common Stock on February 9, 1999; (ii) the vesting of options to purchase 8437.5 shares of Common Stock on each of March 4, 1999 and March 5, 1999; (iii) the purchase of 15,000 shares of Common Stock on June 8, 1999; (iv) the purchase of 5,000 shares of Common Stock on June 9, 1999; (v) the purchase of 5,000 shares of Common Stock on July 28, 1999; (vi) the purchase of 4,000 shares of Common Stock on August 5, 1999; (vii) the cancellation of options to purchase 15,000 shares of Common Stock on September 1, 1999; (viii) the vesting of options to purchase 8,437.5 shares of Common Stock on each of February 9, 2000, March 4, 2000 and March 5, 2000; (ix) the gift of 2,600 shares of Common Stock on October 26, 2000; (x) the vesting of options to purchase 5,000 shares of Common Stock on January 18, 2001; (xi) the vesting of options to purchase 8,437.5 shares of Common Stock on each of February 9, 2001, March 4, 2001 and March 5, 2001; (xii) the vesting of options to purchase 12,500 shares of Common Stock on April 5, 2001; (xiii) the vesting of options to purchase 3,125 shares of Common Stock on July 5, 2001; (xiv) the purchase of 167,700 shares of Common Stock on August 17, 2001; (xv) the purchase of 53,900 shares of Common Stock on August 20, 2001,
(xvi) the purchase of 64,500 shares of Common Stock on August 21, 2001; (xvii) the purchase of 213,900 shares of Common Stock on August 24, 2001; and (xviii) the vesting of options to purchase 3,125 shares of Common Stock on October 5, 2001. In addition, options to purchase an additional 3,125 shares of Common Stock will vest on January 5, 2002 and options to purchase an additional 5,000 shares will vest on January 18, 2002.

Item 1.   Security and Issuer.

     No change.

Item 2.   Identity and Background.

     No change.

Item 3.   Source and Amount of Funds or Other Consideration.

         On June 8, 1999, Mr. Christophersen purchased 15,000 shares of Common Stock for a total purchase price of $47,188.

         On June 9, 1999, Mr. Christophersen purchased 5,000 shares of Common Stock for a total purchase price of $15,938.

         On July 28, 1999, Mr. Christophersen purchased 5,000 shares of Common Stock for a total purchase price of $13,750.

         On August 5, 1999, Mr. Christophersen purchased 4,000 shares of Common Stock for a total purchase price of $10,000.

         On August 17, 2001, Mr. Christophersen purchased 167,700 shares of Common Stock for a total purchase price of $33,322.

         On August 20, 2001, Mr. Christophersen purchased 53,900 shares of Common Stock for a total purchase price of $10,775.

                                 SCHEDULE 13D/A
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  CUSIP NO.  71940B                                       PAGE 4 OF 6 PAGES
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         On August 21, 2001, Mr. Christophersen purchased 64,500 shares of
Common Stock for a total purchase price of $12,900.

         On August 24, 2001, Mr. Christophersen purchased 213,900 shares of Common Stock for a total purchase price of $36,363.

         In all cases, Mr. Christophersen used his personal funds or charges on a margin account with Smidt & Smidt to pay for such shares.

         In consideration of Mr. Christophersen's continuing service to the Issuer, the Issuer periodically grants to him options to purchase Common Stock. As of December 5, 2001, Mr. Christophersen held options to purchase 92,812 shares of Common Stock that were currently exercisable or exercisable within 60 days. Should Mr. Christophersen choose to exercise all or part of these options, he anticipates that he would use his personal funds.

Item 4.   Purpose of Transaction.

     No change.

Item 5.   Interest in securities of the Issuer.

     (a) As of December 5, 2001, Gary Christophersen beneficially owned 8.08% (1,460,615 shares) of the outstanding stock of the Issuer, which includes 92,812 shares of Common Stock subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of December 5, 2001.

     (b) Mr. Christophersen has shared voting and investment power with respect to 1,367,803 shares of Common Stock (Mr. Christophersen holds these shares in joint tenancy with his wife), and sole voting and investment power with respect to 92,812 shares which are subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of December 5, 2001. Should Mr. Christophersen exercise his options to purchase Common Stock when all of his options become exercisable within 60 days of December 5, 2001, he will have sole voting and investment power with respect to 92,812 shares of Common Stock.

     (c) On August 17, 2001, Mr. Christophersen purchased 167,700 shares of Common Stock at a price of $0.1987 per share. Mr. Christophersen used his personal funds and charges to a margin account with Smidt & Smidt to pay for such shares.

          On August 20, 2001, Mr. Christophersen purchased 53,900 shares of Common Stock at a price of $0.1999 per share. Mr. Christophersen used his personal funds and charges to a margin account with Smidt & Smidt to pay for such shares.

          On August 21, 2001, Mr. Christophersen purchased 64,500 shares of Common Stock at a price of $0.20 per share. Mr. Christophersen used his personal funds and charges to a margin account with Smidt & Smidt to pay for such shares.

          On August 24, 2001, Mr. Christophersen purchased 213,900 shares of Common Stock at a price of $0.17 per share. Mr. Christophersen used his personal funds and charges to a margin account with Smidt & Smidt to pay for such shares.

     (d)  No change.

     (e)  Not applicable.

                                 SCHEDULE 13D/A

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  CUSIP NO.  71940B                                       PAGE 5 OF 6 PAGES
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Item      6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         On March 5, 1997, the Issuer granted to Mr. Christophersen an option to purchase 33,750 shares of Common Stock, 25% (8,437.5 shares) of which become vested on each anniversary of the date of grant beginning March 5, 1998. The Issuer and Mr. Christophersen entered into an Option Agreement, dated as of March 5, 1997, setting forth the terms of such option.

         On March 4, 1998, the Issuer granted to Mr. Christophersen an option to purchase 33,750 shares of Common Stock, 25% (8,437.5 shares) of which become vested on each anniversary of the date of grant beginning March 4, 1999. The Issuer and Mr. Christophersen entered into an Option Agreement, dated as of March 4, 1998, setting forth the terms of such option.

         On February 9, 1999, the Issuer granted Mr. Christophersen an option to purchase 33,750 shares of Common Stock, 25% (8437.5 shares) of which become vested on each anniversary of the date of grant beginning February 9, 2000. The Issuer and Mr. Christophersen entered into an Option Agreement, dated as of February 9, 1999, setting forth the terms of such option.

         On January 18, 2000, the Issuer granted Mr. Christophersen an option to purchase 20,000 shares of Common Stock, 25% (5,000 shares) of which become vested on each anniversary of the date of grant beginning January 18, 2001. The Issuer and Mr. Christophersen entered into an Option Agreement, dated as of January 18, 2000, setting forth the terms of such option.

         On April 5, 2000, the Issuer granted Mr. Christophersen an option to purchase 50,000 shares of Common Stock, 25% (12,500 shares) of which became vested on the first anniversary of the date of grant and the remainder of which become vested in 36 equal increments on each July 5, October 5 and January 5 thereafter. The Issuer and Mr. Christophersen entered into an Option Agreement, dated as of April 5, 2000, setting forth the terms of such option.

         On October 30, 2001, the Issuer granted Mr. Christophersen an option to purchase 150,000 shares of Common Stock, 25% (5,000 shares) of which become vested on each anniversary of the date of grant beginning October 30, 2002. The Issuer and Mr. Christophersen entered into an Option Agreement, dated as of October 30, 2001, setting forth the terms of such option.

         Mr. Christophersen has no rights as a shareholder with respect to any shares represented by the options until he exercises the option and becomes a recordholder of the underlying shares, and he may not transfer, assign, pledge or hypothecate the options in any manner, other than by the laws of descent and distribution.

Item 7.   Material to be Filed as Exhibits.


   Exhibit 99.1 -  Stock Option Agreement, dated as of February 9, 1999, by and between the Issuer and Mr. Christophersen.

   Exhibit 99.2 -  Stock Option Agreement, dated as of January 18, 2000, by and between the Issuer and Mr. Christophersen.

   Exhibit 99.3 -  Stock Option Agreement, dated as of April 5, 2000, by and between the Issuer and Mr. Christophersen.

   Exhibit 99.4 -  Stock Option Agreement, dated as of October 30, 2001, by and between the Issuer and Mr. Christophersen.

   Exhibit 99.5 -  Stock Option Agreement, dated as of March 5, 1997, by and between the Issuer and Mr. Christophersen.
                (previously filed)

   Exhibit 99.6 -  Stock Option Agreement, dated as of March 4, 1998, by and between the Issuer and Mr. Christophersen.
                (previously filed)

                                 SCHEDULE 13D/A

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  CUSIP NO.  71940B                                       PAGE 6 OF 6 PAGES
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Signature.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2001
---------------------------------
Date
                                     /s/ Gary R. Christophersen
                                    ------------------------------------
                                    Signature